Exhibit 99.1

RISK FACTORS

The following risk factors should be carefully considered in evaluating our company and our business because they have a significant impact on our business, operating results, financial condition, and cash flows. If any of these risks actually occurs, our business, financial condition, operating results and/or cash flows could be harmed.

Our revenues may decrease due to changes affecting the economy, such as increases in interest rates or inflation, or changes affecting the securities markets, such as decreased volume or liquidity.

An adverse change affecting the economy or the securities markets could result in a decline in market volume or liquidity. This would result in lower revenues from our specialist and execution and clearing activities. Historically, increases in our revenues have resulted primarily from significant increases in the volume of trading on the NYSE and favorable conditions in the securities markets. More recently, however, the economy has slowed and financial markets have become less prosperous in comparison to the immediately preceding several years. If this causes a decline in market volume, or if market liquidity becomes compromised, our revenues could decline and our results of operations could be adversely affected.

Continued global and U.S. economic downturn and declines in price levels of securities could cause us to incur losses.

The difficult global market and economic conditions that existed during 2001 deteriorated further throughout 2002. Although 2002 began with increased expectations of improved economic performance, weak corporate earnings, continuing uncertainty about the strength and pace of the global economic recovery and continued reports of corporate accounting and governance irregularities have undermined investor confidence, and the equity markets in which we operate experienced sharp declines during 2002. Uncertainty surrounding lingering terrorist threats and increased geopolitical tensions also have contributed to investors becoming increasingly risk-averse.

These conditions affected our 2002 results of operations and may adversely affect our operations in the future. U.S. equity markets declined for the third consecutive year and adverse changes in the economy and the securities markets have led to lower price levels of securities. Continued declines in these price levels have resulted in and could continue to result in:

•                                          losses from declines in the market value of securities held in our accounts;

•                                          the failure of buyers and sellers of securities to fulfill their settlement obligations; and

•                                          increases in claims and litigation.

It currently is uncertain when these market and economic conditions will improve or whether we will be able to adequately protect our interests or maintain revenues throughout this period.

Our results may fluctuate significantly.

Our revenues may fluctuate significantly based on factors relating to the securities markets. These factors include:

•                                          a significant decrease in trading volume on the NYSE and the AMEX;

•                                          volatility in the equity securities markets; and

•                                          changes in the value of our securities positions.

Many elements of our cost structure do not decline if we experience reductions in our revenues. As a result, if market conditions cause our revenues to decline, we may be unable to adjust our cost structure on a timely basis and we could suffer losses.

Risks associated with our trading transactions could result in trading losses.

A majority of our specialist-related revenues are derived from trading by us as principal. We may incur trading losses relating to these activities since each such trade primarily involves the purchase, sale or short sale of securities for our own account. In any period, we may incur trading losses in a significant number of our specialist stocks for a variety of reasons, including price declines of our specialist stocks, lack of trading volume in our specialist stocks and the required performance of our specialist obligations. From time to time, we have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities is marked to market on a daily basis, any downward price movement in these securities will result in a reduction of our revenues and operating profits. We also operate a proprietary trading desk separately from our specialist operations, which represented 0.3% of our total revenues in 2001 and less than 0.1% of our total revenues in 2002. We may incur trading losses as a result of these trading activities.

Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or completely limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement these policies. As a result, we may not be able to manage our risks successfully or avoid trading losses.

Specialist rules may require us to make unprofitable trades or to refrain from making profitable trades.

When we trade as principal, we attempt to derive a profit from the difference between the prices at which we buy and sell securities. Our role as a specialist, at times, requires us to make trades that adversely affect our profitability. In addition, as a specialist, we are at times required to refrain from trading for our own account in circumstances in which it may be to our advantage to trade. For example, we may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, we may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, we hold varying amounts of securities in inventory. In addition, specialists generally may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, we are subject to risk. Additionally, the NYSE and the AMEX periodically amend their rules and may make the rules governing our activities as a specialist more stringent or may implement changes which could adversely affect our trading revenues.

We depend significantly on revenues from our NYSE specialist activities with respect to a small group of listed companies, and the loss of any of them could reduce our revenues.

Historically, a relatively small number of listed companies have accounted for a significant portion of our revenues from our NYSE specialist trading activities. The loss of any of these listed companies could have an adverse effect on our revenues. For the years ended December 31, 2000, 2001 and 2002, transactions in our 10 most actively traded NYSE specialist stocks accounted for approximately 38.7%, 28.2% and 27.5% of our total principal revenues, respectively. We cannot be certain that we will be able to retain these or other listed companies. We can lose these listed companies if they cease to be traded on the NYSE as a result of being acquired or otherwise delisted. In addition, if the NYSE were to determine that we have failed to fulfill our obligations as specialist for a listed company, our registration as the specialist for that listed company could be canceled or suspended.

We depend primarily on our specialist activities, and if they fail to grow as anticipated, it would harm our revenues.

We derive the vast majority of our revenues from specialist activities. If demand for our specialist services fails to grow, grows more slowly than we currently anticipate or declines, our revenues would be adversely affected. We expect our specialist activities to continue to account for the vast majority of our revenues for the foreseeable future. Our future success will depend on:

•                                          continued growth in the volume of trading and the number of listings on the NYSE and the AMEX;

•                                          our ability to be chosen as the specialist for additional listing companies;

•                                          our ability to respond to regulatory and technological changes; and

•                                          our ability to respond to changing demands in the marketplace.

We may have difficulty successfully managing our growth.

Our business has grown significantly since 1997, primarily due to acquisitions we have made during this period. Our inability to successfully and timely integrate the operations and personnel of the businesses we have acquired could have an adverse effect on our business, financial condition and/or operating results. If the benefits of these acquisitions do not meet the expectations of investors or financial or industry analysts or if we do not successfully manage our growth, the market price of our common stock may decline. The growth of our business has increased the demands upon our management and operations. This growth has required, and will continue to require, us to increase our investment in management personnel, financial and management systems and controls, and facilities. The scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. In response, we have implemented formal compliance procedures which are regularly updated. Our future operating results will depend on our ability to continue:

•                                          to improve our systems for operations, financial control, and communication and information management;

•                                          to refine our compliance procedures and enhance our compliance oversight;

•                                          to maintain a relationship with the customers of the firms we recently acquired (i.e., the companies in whose stocks they made a market prior to the acquisitions), as well as our ability to maintain our customer base;

•                                          to successfully integrate acquired firms’ technologies; and

•                                          to retain and incentivize our employees.

Trading through specialists could be replaced by alternative trading systems which could reduce our revenue.

Alternative trading systems could reduce the levels of trading of NYSE-listed and AMEX-listed securities executed through specialists. This, in turn, could have an adverse effect on our revenues. Over the past few years, a number of alternative trading systems have developed or emerged which may compete with specialists by increasing trading in NYSE-listed and AMEX-listed securities off the NYSE and AMEX trading floors and in over-the-counter markets. In the future, similar new systems may continue to be developed and placed in operation.

We have significant indebtedness and interest payment obligations.

As of December 31, 2002, we had outstanding total consolidated debt in the principal amount of approximately $383.2 million. These calculations of debt exclude subordinated liabilities related to contributed exchange memberships. LaBranche & Co. LLC also has the ability to borrow $200.0 million under a revolving credit facility with a U.S. commercial bank. We also may need to incur additional debt in the future for working capital or to complete acquisitions, even though our existing debt obligations impose some limits on our ability to do so. Our significant level of debt could have important consequences, including the following:

•                                          our ability to obtain additional financing to fund future growth, working capital, capital expenditures, debt service requirements or other purposes may be impaired;

•                                          our ability to use operating cash flow in other areas of our business will be limited because we must dedicate a substantial portion of these funds to make principal and interest payments;

•                                          we may be hindered from competing with other firms in our industry; and

•                                          our amount of debt may limit our flexibility to adjust to changing market conditions, changes in our industry and economic downturns.

Our ability to satisfy our debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If in the future we cannot generate sufficient cash from operations to meet our debt obligations, we will need to refinance our debt obligations, obtain additional financing or sell assets. We cannot be sure that our business will generate cash flow or that we will be able to obtain funding sufficient to satisfy our debt service requirements.

Further, our LaBranche & Co. LLC and LFSI subsidiaries are broker-dealers regulated by the SEC, the NYSE and the AMEX, and our LSP subsidiary also is a broker-dealer regulated by the SEC and the AMEX. Such regulations include strict rules regarding capital requirements and approval for withdrawals of capital from, and in some cases, other distributions by, a broker-dealer. These regulations could prevent us from obtaining funds necessary to satisfy our obligations to pay interest on or repay our indebtedness.

Our ability to take actions may be restricted by the terms of our indebtedness.

The covenants in our existing debt agreements, including LaBranche & Co. LLC’s credit agreement with a U.S. commercial bank, the note purchase agreements relating to LaBranche & Co. LLC’s remaining senior subordinated indebtedness, the indentures governing our senior notes and senior subordinated notes and any future financing agreements, may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. These covenants limit or restrict our ability and the ability of our subsidiaries to:

•                                          incur additional debt;

•                                          pay dividends and make distributions;

•                                          repurchase our securities;

•                                          make certain investments;

•                                          create liens on our assets;

•                                          transfer or sell assets;

•                                          enter into transactions with affiliates;

•                                          issue or sell stock of subsidiaries; or

•                                          merge or consolidate.

In addition, the credit agreement and the note purchase agreements also require LaBranche & Co. LLC to comply with certain financial ratios. LaBranche & Co. LLC’s ability to comply with these ratios may be affected by events beyond our or its control. If any of the covenants in the credit agreement, the note purchase agreements or the indentures relating to our senior notes and senior subordinated notes is breached, or if LaBranche & Co. LLC is unable to comply with required financial ratios, it may be in default under the credit agreement or the note purchase agreements and we may be in default under the indentures relating to our senior notes and senior subordinated notes. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. Compliance with the covenants is also a condition to borrowings under the credit agreement.

We are required to take actions upon the occurrence of a change of control.

Upon the occurrence of a change of control, we will be required to offer to repurchase all of our outstanding senior notes and senior subordinated notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. Certain important corporate events, such as leveraged recapitalizations that would increase our level of indebtedness, would not constitute a change of control. If a change of control were to occur, it is possible that we would not have sufficient funds to repurchase our outstanding senior notes and senior subordinated notes or that restrictions in LaBranche & Co. LLC’s credit agreement, the note purchase agreements relating to LaBranche & Co. LLC’s senior subordinated indebtedness, the indentures governing our senior notes and senior subordinated notes will not allow such repurchases. Furthermore, a change of control will most likely trigger a default under LaBranche & Co. LLC’s credit agreement, the note purchase agreements relating to LaBranche & Co. LLC’s senior subordinated indebtedness and the indentures governing our senior notes and senior subordinated notes. To the extent we do not have sufficient funds to meet our repurchase obligations and any other obligations in respect of the credit agreement, the note purchase agreements and the indentures relating to our senior notes and senior subordinated notes, we would necessarily seek third-party financing. However, it is possible that we will not be able to obtain such financing.

We may have insufficient capital in the future and may be unable to secure additional financing when we need it.

Our business depends on the availability of adequate capital. We cannot be sure that we will have sufficient capital in the future or that additional financing will be available on a timely basis, or on terms favorable to us. Historically, we have satisfied these needs with internally generated funds and the issuance of subordinated debt by our operating subsidiaries and the issuance of senior notes, senior subordinated notes and common stock. We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements for the foreseeable future. We may, however, need to raise additional funds to:

•                                          increase the capital available to us for our inventory positions;

•                                          support more rapid expansion;

•                                          acquire complementary businesses; or

•                                          respond to unanticipated capital requirements.

We may be required to obtain this additional financing on short notice as a result of rapid, unanticipated developments, such as a steep market decline.

Our success depends on our ability to accurately process and record our transactions, and any failure to do so could subject us to losses.

Our specialist activities require us to accurately record and process a very large number of transactions on a daily basis. Any failure or delay in recording or processing transactions could cause substantial losses for brokers, their customers and/or us and could subject us to claims for losses. We rely on our staff to operate and maintain our information and communications systems properly, and we depend on the integrity and performance of those systems. Our recording and processing of trades is subject to human and processing errors. Moreover, extraordinary trading volume or other events could cause our information and communications systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of our information systems or any other systems in the trading process could cause us to fail to complete transactions or could cause brokers who place trades through us to suffer delays in trading.

Recent terrorist attacks have contributed to economic instability in the united states; continued terrorist attacks, war or other civil disturbances could lead to further economic instability and depress our stock price.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope, with the attacks in New York City particularly affecting our operations. These attacks may cause long-term instability in the global financial markets. The United States is also currently conducting military operations in response to the terrorist attacks and is also currently contemplating military operations against Iraq. These attacks and the United States military campaign may lead to substantial armed hostilities, war or further acts of terrorism and civil disturbances in the United States or elsewhere, which may contribute further to economic instability in the United States and could have a material adverse effect on our business, financial condition and operating results.

Our offices are located in close proximity to the terrorist attacks on the World Trade Center on September 11, 2001. The aftermath of the attacks on the World Trade Center required us to close our operations and temporarily operate from our disaster recovery site. The NYSE also was forced to stop operating for four consecutive trading days, which caused our operations to halt and could have compromised the liquidity of that market during closure. If additional terrorist attacks occur in close proximity to our offices, or upon our office buildings, the NYSE or the AMEX, we could be forced to relocate for a longer period of time, or permanently. Furthermore, additional terrorist attacks in New York City, or on our buildings, the NYSE or the AMEX, or additional armed hostilities within the United States, could cause significant delays or stoppages in our business activities, which would significantly harm our revenues and profits.

Our information or communication systems may fail and interrupt our business.

Any information or communication systems failure or decrease in information or communications systems performance that causes interruptions in our operations could have an adverse effect on our business, financial condition and/or operating results. Our systems may fail as a result of:

•                                          hardware or software failure; or

•                                          power or telecommunications failure.

The September 11, 2001 terrorist attacks, particularly the attacks on the World Trade Center, caused a temporary lapse in some of our information and communications systems. It is possible that additional terrorist attacks may occur in the future and that such attacks could compromise or disable our systems. Although we have established back-up disaster recovery centers in New Jersey and New York, they may not be effective in preventing an interruption of our business. It is also possible that any future terrorist activities or an act of war in retaliation against the current United States military activities could harm our operations and/or disaster recovery centers, which could significantly harm our business.

We depend on the NYSE, the AMEX and clearing and depository institutions to effect trades, and their failure to perform could subject us to losses.

We are dependent on the proper and timely function of complex information and communications systems maintained and operated by or for the NYSE, the AMEX and clearing and depository institutions. Failures or inadequate or slow performance of any of those systems could adversely affect our ability to operate and complete trades. The chances of such failures or inadequacies would likely escalate if there are additional terrorist attacks in New York City, the

United States or elsewhere or if the current United States military campaign becomes a widespread war. The failure to complete trades on a timely basis could subject us to losses and claims for losses of brokers and their customers.

Our future success will depend on our ability to upgrade our information and communications systems, and any failure to do so could harm our business and profitability.

The development of complex communications and new technologies, including Internet-based technologies, may render our existing information and communications systems outdated. In addition, our information and communications systems must be compatible with those of the NYSE and the AMEX. As a result, if the NYSE or the AMEX upgrades its systems, we will need to make corresponding upgrades. Our future success will depend on our ability to respond to changing technologies on a timely and cost-effective basis. We cannot be sure that we will be successful in upgrading our information and communications systems on a timely or cost-effective basis. Our failure to do so could have an adverse effect on our business, financial condition and/or operating results.

The NYSE’s ability to develop information and communications systems and complex computer and other technology systems has been instrumental in its recent growth and success. We are dependent on the continuing development of technological advances by the NYSE and the AMEX, a process over which we have no control. If the NYSE for any reason is unable to continue its recent history of computer-related and other technological developments and advances, it could have an adverse effect on the success of the NYSE, including its ability to grow, to manage its trading volumes and to attract new listings. Any such developments can be expected to adversely affect our operations, financial condition and operating results.

If we lose the services of our key personnel or cannot hire additional qualified personnel, our business will be harmed.

Our future success depends on the continued service of key employees, particularly Michael LaBranche, our Chairman, Chief Executive Officer and President. The loss of the services of any of our key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could have an adverse effect on our business, financial condition and/or operating results. We have employment agreements with Mr. LaBranche and other key employees. We also maintain “key person” life insurance policies on Mr. LaBranche and other key employees. Competition for key personnel and other highly qualified management, trading, compliance and technical personnel is intense. We cannot assure you that we will be able to attract new or retain currently employed highly qualified personnel in the future.

In connection with our 1999 reorganization from partnership to corporate form and initial public offering of our common stock, a number of our current managing directors received substantial amounts of our common stock in exchange for their partnership interests. Because the shares of common stock were received in exchange for partnership interests, ownership of the shares is not dependent upon the continued employment of those managing directors. In addition, many of our employees who are not managing directors have received grants of stock options and restricted stock units. The steps we have taken to encourage the continued service of these individuals, who include key senior personnel, may not be effective.

We are subject to intense competition for new listings, and our profitability will suffer if we do not compete effectively.

We cannot be sure that we will be able to compete effectively with current or future competitors. Our failure to compete effectively would have an adverse effect on our profitability. We obtain all our new listings on the NYSE by going through an allocation process. In this process, either a committee of the NYSE or the listing company chooses the specialist. The competition for obtaining new listing companies is intense. We expect competition to continue and intensify in the future. Some of our competitors may have significantly greater financial and other resources than we have and may have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listing company requirements. They also may be able to undertake more extensive promotional activities to attract new listing companies. In addition, the specialist industry has recently been consolidating. The combined companies resulting from this consolidation may have a stronger capital base. This trend has intensified the competition in our industry. Finally, the NYSE retains the ability to name new specialist firms.

The failure by us or our employees to comply with applicable laws and regulations could result in substantial fines and other penalties.

The securities industry is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NYSE, the AMEX, other self-regulatory organizations, commonly referred to as SROs, and state securities commissions require strict compliance with their respective rules and regulations. Failure to comply with any of these laws, rules or regulations could result in serious adverse consequences. We and our officers and employees may be subject in the future to claims arising from acts in contravention of these laws, rules and regulations. An adverse ruling against us and/or our officers and other employees as a result of any of these claims could result in us and/or our officers and other employees being required to pay a substantial fine or settlement. It could also result in the suspension or revocation of our registration with the SEC as a broker-dealer or our suspension or expulsion as a member firm of the NYSE and the AMEX. If this occurred, we would be unable to operate our business. As a result of our recent acquisitions, the number of our employees has increased significantly, and our lack of experience working with these employees increases the risk that we will not detect or deter employee misconduct.

The regulatory environment in which we operate may change, making it difficult for us to remain in compliance.

The regulatory environment in which we operate is subject to change which we cannot predict. It may be difficult for us to comply with new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities and SROs, including the NYSE and the AMEX. Failure to comply would have an adverse effect on our business, financial condition and/or operating results. Changes in the interpretation or enforcement of existing laws and rules by the SEC, these governmental authorities, SROs, the NYSE and the AMEX also could have an adverse effect on our business, financial condition and/or operating results.

Failure to comply with net capital and net liquid asset requirements may result in the revocation of our registration with the sec or our expulsion from the NYSE and/or the AMEX.

The SEC, the NYSE, the AMEX and various other regulatory agencies have stringent rules with respect to the maintenance of minimum levels of capital and net liquid assets by securities brokers-dealers as well as specialist firms.  LaBranche & Co. LLC currently is required to maintain minimum net liquid assets of approximately $446.0 million. The AMEX generally requires its equity specialist firms to maintain a cash or liquid asset position of the greater of (a) $600,000, or (b) an amount sufficient to assume a position of sixty trading units of each security in which the specialist is registered.  Failure to maintain the required net capital and net liquid assets may subject us to suspension or revocation of our SEC registration or suspension or expulsion by the NYSE and/or the AMEX. If this occurred, we would be unable to operate our business. In addition, a change in these rules, the imposition of new rules or any unusually large requirement or charge against our regulatory capital could limit any of our operations that require the intensive use of capital. These rules could also restrict our ability to withdraw capital from our broker-dealer. Any limitation on our ability to withdraw capital from subsidiaries could limit our ability to pay cash dividends, repay debt and repurchase shares of our outstanding stock. A substantial market decline, a significant operating loss or any unusually large requirement or charge against regulatory capital could adversely affect our ability to expand or even maintain our present levels of business, which could have an adverse effect on our business, financial condition and/or operating results.

Employee misconduct is difficult to detect and deter and could result in losses.

There have been a number of highly publicized cases involving fraud, stock manipulation or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Misconduct by employees could include binding us to transactions that exceed authorized limits or present unacceptable risks, or hiding from us unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases.

We are subject to risk relating to litigation and potential securities laws liability.

Many aspects of our business involve substantial risks of liability. A specialist is exposed to substantial risks of liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC, the NYSE and the AMEX. We also are subject to the risk of litigation and claims that may be without merit. In particular, certain of the business operations conducted by LFSI’s predecessor in interest, ROBB

PECK McCOOEY Clearing Corporation, have been the target, from time to time, of various claims and lawsuits incidental to the ordinary course of their respective businesses. It is possible that we could incur significant legal expenses in defending ourselves against these and future lawsuits or claims. An adverse resolution of any future lawsuits or claims against us could have an adverse effect on our business, financial condition and/or operating results.

Counterparties may fail to pay us.

As a specialist in listed stocks, our securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The NYSE, the AMEX and the clearing houses monitor the credit standing of the counterparties with which we conduct business. However, we cannot assure you that any of these counterparties will not default on their obligations. If any do, our business, financial condition and/or operating results could be adversely affected.

Some of our executive officers are in a position to control matters requiring a stockholder vote.

Certain of our managing directors who currently own approximately 54.3% of our outstanding common stock have entered into a stockholders’ agreement under which they have agreed, among other things, that their shares of our common stock will be voted, for as long as they own their shares, as directed by a majority vote of Michael LaBranche, our Chairman, Chief Executive Officer and President, Alfred O. Hayward, Jr., our executive officer and director, and James G. Gallagher, our former executive officer and director. Accordingly, these individuals have the ability to control most matters requiring approval by our common stockholders. These matters include the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all our assets. In addition, they are able to dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, a merger or consolidation, a takeover or another business combination.

In addition, in our acquisition of ROBB PECK McCOOEY Financial Services, Inc., we issued an aggregate of 100,000 shares of our Series A preferred stock to its former stockholders, of which approximately 39,186 shares remain outstanding as of March 10, 2003. The holders of our Series A preferred stock have the opportunity to vote on certain matters that would affect their rights as holders of Series A preferred stock, any issuance of our capital stock with rights greater than or equal to theirs, and any proposal for our merger or consolidation, the sale of more than 50% of our consolidated assets or any similar transaction. As of March 10, 2003, George E. Robb, Jr., our former director, and Robert M. Murphy, one of our directors and the Chief Executive Officer of our LaBranche & Co. LLC subsidiary, beneficially owned an aggregate of approximately 50.5% of our Series A preferred stock. This concentration of ownership, therefore, also could have the effect of delaying, deferring or preventing a change in control, a merger or consolidation, a takeover or another business combination.

Future sales by existing stockholders could depress the market price of our common stock.

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. As of March 10, 2003, we had outstanding 59,528,433 shares of common stock. Certain of our current and former managing directors, who collectively own 31,634,451 shares of common stock as of March 10, 2003, are party to a stockholders’ agreement. Under the stockholders’ agreement, approximately one-third of the shares held by these current and former managing directors became eligible for sale in the public market.  The remaining restricted shares held by these current and former managing directors will be eligible for sale in the public market as follows:

•                                          11,562,114 shares beginning August 24, 2003; and

•                                          11,562,114 shares beginning August 24, 2004.

If large amounts of these shares are sold within a short period of time, the market price of our common stock would likely fall.

In addition, subject to volume limitations under Rule 144 and the trading restrictions prescribed in our Insider Trading Policy, our directors and officers may be able to publicly sell shares of our common stock.  If substantial, such sales could depress the market price for our common stock.

Uncertainties associated with our acquisitions may cause us to lose key personnel.

Our current and prospective employees may experience uncertainty about their future roles with us due to the integration of our newly-acquired employees and businesses into ours. This uncertainty may adversely affect our ability to attract and retain key personnel, which would adversely affect our business and results of operations.